September 15, 2017

Mr. W. John Cash

Accounting Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Sturm, Ruger & Company, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2016

Filed February 22, 2017

Form 8-K Filed February 22, 2017

Form 8-K Filed May 8, 2017

Form 8-K Filed August 2, 2017

File No. 1-10435

Dear Mr. Cash:

In response to your letter of August 31, 2017, we have reviewed certain of our disclosures. The comments included in your letter and our responses follow:

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 8 – Financial Statements and Supplementary Data, page 47

17. Contingent Liabilities, page 68

Summary of Claimed Damages and Explanation of Product Liability Accruals, page 70

Comment 1.

We understand from your footnote that “it is not probable and is unlikely that litigation, including punitive damage claims, will have a material adverse effect on the financial position of the Company, but may have a material impact on the Company’s financial results for a particular period.” Please revise future annual and quarterly filings to also disclose whether the resolution of these matters could have a material adverse impact on your cash flows.

Response

In future filings we will disclose whether the resolution of product liability matters could have a material adverse impact on the Company’s cash flows.

Form 8-K Filed February 22, 2017

Form 8-K Filed May 8, 2017

Form 8-K Filed August 2, 2017

Comment 2:

It appears to us that your highlighted bullet point reference to EBITDA gives greater prominence to a non-GAAP financial measure. Please revise future earnings releases to fully comply with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response

In future filings we will endeavor to fully comply with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

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The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information or further clarification, please call me at (203) 319-2485.

Sincerely,

/S/ Thomas A. Dineen

Thomas A. Dineen

Senior Vice President, Treasurer and

Chief Financial Officer

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